November 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:	Legion Capital Corporation Offering Statement on Form 1-A File No. 024-10638

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, Legion Capital Corporation (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Post-Qualification Amendments to its Offering Statement on Form 1-A (File No. 024-10638) filed on (1) July 9, 2018; (2) July 30, 2018; (3) July 31, 2018; (4) September 6, 2018; (5) September 14, 2018; and (6) October 2, 2018 (collectively, the “Offering Statements”). The Offering Statements were not qualified with the Commission.

The Offering Statements were filed in connection with a proposed offering by the Company of its common stock. The Company is requesting the consent of the Commission to the withdrawal of the Offering Statements because the Company has determined that the consummation of the offerings contemplated therein cannot be completed at this time. No shares have been sold pursuant to the Offering Statements.

The Company hereby requests an order granting the withdrawal of the Offering Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Offering Statement to the Company’s counsel, Sheppard, Mullin, Richter & Hampton LLP, Attention: Andrea Cataneo, 30 Rockefeller Plaza, New York, NY 10112 or by email at acataneo@sheppardmullin.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Offering Statement, please do not hesitate to call or email Andrea Cataneo at (212) 634-3096 or acataneo@sheppardmullin.com.

Sincerely,

Legion Capital Corporation

/s/ Jim Byrd
By: Jim Byrd
Title: Chief Executive Officer